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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           The Sagemark Companies Ltd.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         ------------------------------
                         (Title of Class of Securities)


                                    78668E108
                                 (CUSIP Number)
                                 --------------


                               Stephen A. Schulman
                         501 South Ocean Blvd, Unit 102
                            Boca Raton, Florida 33432
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                   Copies to:

                           The Sagemark Companies Ltd.
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019


                                January 20, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                       ----------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP No. 78668E108                                        Page 1 of 3
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1    NAME OF REPORTING PERSON
     S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

     Stephen A. Schulman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS

     See Item 4 on Page 2
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
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                                  7    SOLE VOTING POWER

                                       623,752 shares of common stock
NUMBER OF                         ----------------------------------------------
SHARES                            8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                          N/A
REPORTING PERSON                  ----------------------------------------------
WITH                              9    SOLE DISPOSITIVE POWER

                                       623,752 shares of common stock
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       N/A
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     623,752 shares of common stock. See Item 11 on Page 2
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8%
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14   TYPE OF REPORTING PERSON

     IN
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

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 623,752 shares of the Issuer pursuant to the following transactions:

  SHARES                  FUNDS OR OTHER CONSIDERATION

  37,527 Acquired by the Reporting Person in partial consideration of the 1994 acquisition by Consolidated Technology Group, Ltd. (former name of the Issuer) of International Magnetic Imaging, Inc., a medical diagnostic imaging company owned by the Reporting Person.

  402,892 Acquired by Pamels Corp. in May 2001 pursuant to a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Pamels Corp.

                  Pamels Corp. is a Florida corporation whose sole officer, director and 90% shareholder is the Reporting Person. Although the Reporting Person disclaims beneficial ownership of the remaining 10% of Pamels Corp., such 10% is owned by the Reporting Person's daughter and her husband and were given to such individuals as a gift by the Reporting Person. As the sole officer, director and majority shareholder of Pamels Corp., the Reporting Person effectively controls such entity. Accordingly, 100% of Pamles Corp.'s 402,892 shares of common stock of the Issuer are included herein.

  33,333          Acquired by the Reporting Person with personal funds.

  50,000 Acquired by the Reporting Person in exchange for $125,000 of accrued salary due to the Reporting Person by the Issuer.

  100,000 Represents vested but unexercised shares underlying a warrant issued by the Issuer to the Reporting Person which expires on October 10, 2010 and is execisable at $1.60 per share.


ITEM 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Total aggregate of 623,752 shares of common stock beneficially owned by the Reporting Person includes 100,000 vested but unexercised shares underlying a warrant issued by the Issuer to the Reporting Person which expires on October 10, 2010 and is execisable at $1.60 per share as well as 402,892 shares owned by Pamels Corp., a Florida corporation whose sole officer, director and 90% shareholder is the Reporting Person. Although the Reporting Person disclaims beneficial ownership of the remaining 10% of Pamels Corp., such 10% is owned by the Reporting Person's daughter and her husband and were given to such individuals as a gift by the Reporting Person. As the sole officer, director and majority shareholder of Pamels Corp., the Reporting Person effectively controls such entity. Accordingly, 100% of Pamles Corp.'s 402,892 shares of common stock of the Issuer are included herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  April 7, 2006

                                       By: /s/ STEPHEN A. SCHULMAN
                                           -------------------------------------
                                           Name: Stephen A. Schulman


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